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--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION             -----------------------------
 FORM 4                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
--------                                                                                               -----------------------------
/ / CHECK THIS BOX IF NO                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                OMB NUMBER:       3235-0287
    LONGER SUBJECT TO                                                                                   EXPIRES: DECEMBER 31, 2001
    SECTION 16.  FORM 4 OR    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   ESTIMATED AVERAGE BURDEN
    FORM 5 OBLIGATIONS MAY       Section 17(a) of the Public Utility Holding Company Act of 1935 or     HOURS PER RESPONSE .... 0.5
    CONTINUE.  SEE                       Section 30(f) of the Investment Company Act of 1940           -----------------------------
    INSTRUCTION 1(b).
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1. Name and Address of Reporting Person*     2. Issuer Name and Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                                                                 to Issuer (Check all applicable)
                                                                                                    Director         X   10% Owner
   Knowledge Capital Investment Group           Franklin Covey Co. (NYSE:FC)                   ----                 ----
---------------------------------------------------------------------------------------------       Officer (give        Other
    (Last)        (First)        (Middle)    3. IRS or Social Security  4. Statement for       ----          title  ---- (specify
                                                Number of Reporting        Month/Year                        below)       below
                                                Person, if an entity                          -----------------  ------------------
 4200 Chase Tower West, 2200 Ross Avenue        (Voluntary)            June 2001/September 2001
--------------------------------------------                           ---------------------- 7. Individual or Joint/Group Filing
                  (Street)                                              5. If Amendment,          (Check Applicable box)
                                                                           Date of Original    X Form filed by One Reporting Person
                                                                           (Month/Year)       ---
    Dallas        Texas             75201                                                     ---Form filed by More than One
                                                                                                 Reporting Person
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    (City)       (State)            (Zip)        TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security               2. Trans-   3. Trans-     4. Securities Acquired (A)    5. Amount of     6. Owner-   7. Nature
   (Instr. 3)                         action      action        or Disposed of (D)            Securities       ship        of In-
                                      Date        Code          (Instr. 3, 4 and 5)           Beneficially     Form:       direct
                                                  (Instr. 8)                                  Owned at         Direct      Bene-
                                     (Month/                                                  End of           (D) or      ficial
                                      Day/     -------------------------------------------    Month            Indirect    Owner-
                                      Year)                               (A) or                               (I)         ship
                                                Code    V       Amount    (D)     Price       (Instr. 3        (Instr. 4) (Instr. 4)
                                                                                              and 4)
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Common Stock                                                                                 1,015,002(1)        (D)
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                                                                                                                         SEC (11/99)


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FORM 4 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security     2. Conver-   3. Trans-   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action      tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date        (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/                    posed of (D)             (Month/Day/
                                       Deriv-       Day/                      (Instr. 3, 4, and 5)     Year)
                                       ative        Year)
                                       Security

                                                                                                    --------------------

                                                                                                     Date      Expira-
                                                             --------------------------------------  Exer-     tion
                                                                                                     cisable   Date
                                                              Code    V        (A)        (D)
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Series A Convertible Preferred Stock    $14.00      6/15/01    J(1)           19,218.75                (1)
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Series A Convertible Preferred Stock    $14.00      9/15/01    J(1)           19,699.22                (1)

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7. Title and Amount of Under-       8. Price   9. Number     10. Owner-     11. Nature
   lying Securities                    of         of Deriv-      ship           of In-
   (Instr. 3 and 4)                    Deriv-     ative          Form           direct
                                       ative      Securi-        of De-         Bene-
                                       Secur-     ties           rivative       ficial
                                       ity        Bene-          Secu-          Own-
                                       (Instr.    ficially       rities         ership
                                       5)         Owned          beneficially   (Instr. 4)
                                                  at End         owned at end
                     Amount or                    of             of month
       Title         Number of                    Month          (Instr. 4)
                     Shares                       (Instr. 4)
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Common Stock         137,277            (1)       787,968.81(1)    (D)
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Common Stock         140,709            (1)       807,668.03(1)    (D)
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Explanation of Responses:

(1)  Shares of Series A Preferred Stock issued to the Reporting Person as a payment-in-kind dividend. Each share of Series A Preferred Stock is convertible into 7.143 shares of Common
     Stock at the option of the holder at any time. The amount of securities beneficially owned as of November 15, 2001 include 807,668.03 shares of Series A Preferred Stock
     (which are convertible into 5,769,057 shares of Common Stock) and 1,015,002 shares of Common Stock. Donald J. McNamara, who is a principal of the private investment firm that sponsors the Reporting Person, and Brian A. Krisak, who was a principal of such firm until September 30, 2001, are members of the Board of Directors of the Company and may be deemed to beneficially own the securities of the Company held by the
     Reporting Person. Mr. McNamara and Mr. Krisak expressly disclaim any beneficial ownership of such securities.


Reminder: Report on separate lines for each class of securities beneficially owned, directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
                                                                                   /s/ William T. Cavanaugh, Jr.,
                                                                                       as Authorized Person             11/15/01
                                                                                  -----------------------------------  -----------
**Intentional misstatements or omissions of facts constitute                        **Signature of Reporting Person       Date
  Federal Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, SEE Instruction 6 for procedure.

    SEC (11/99)




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